Brinker International, Inc. has requested confidential treatment for portions of this letter pursuant to 17 C.F.R. § 200.83 ("Rule 83"). This letter omits confidential information that was delivered separately to the Division of Corporation Finance. Omissions are denoted by "[*]".

May 26, 2016

Ms. Melissa Raminpour
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:    Brinker International, Inc.
Form 10-K for the Year Ended June 24, 2015
Filed August 24, 2015
File No. 001-10275

Dear Ms. Raminpour:

The purpose of this letter is to provide the detailed response of Brinker International, Inc. to the follow up comments discussed during the call conducted with the Commission Staff on May 17, 2016 related to the comment set forth in your letter dated April 5, 2016. For your convenience, your follow up comments have been listed followed by our responses. In providing our responses to your comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended June 24, 2015

1. Nature of Operations and Summary of Significant Accounting Policies

(v) Segment Reporting, page F-22

1) Provide us with your historical revenues, gross margin, operating margin, and other measures of segment profitability related to your Chili's and Maggiano's restaurant brands for fiscal years 2014 and 2013.

Response:
As stated in our previous response letter, our Chief Operating Decision Maker ("CODM") is the CEO. The following tables present the primary information reviewed by our CEO on a monthly basis for fiscal years 2014 and 2013. These amounts are derived from reports utilized by the CEO for purposes of allocating resources and assessing performance of the operating segments.

Confidential Treatment Requested by Brinker International, Inc.
BI-001-2016-05-27

May 26, 2016
Ms. Melissa Raminpour

Fiscal Year Ended June 25, 2014 (in thousands)
	Chili's	%	Maggiano's	%
External Reporting Data:
Company Sales	$2,443,951		$379,118
Cost of Sales	[*]	[*]	[*]	[*]
Restaurant Labor	[*]	[*]	[*]	[*]
Restaurant Expenses	[*]	[*]	[*]	[*]
Total Operating Expenses	[*]	[*]	[*]	[*]

Gross Margin	[*]	[*]	[*]	[*]
Operating Margin	[*]	[*]	[*]	[*]
Profit before Taxes	[*]	[*]	[*]	[*]

Manager's Operating Statement Data:
Manager's Operating Profit	[*]	[*]	[*]	[*]
Income from Operations	[*]	[*]	[*]	[*]
Net Contribution	[*]	[*]	[*]	[*]

Fiscal Year Ended June 26, 2013 (in thousands)
	Chili's	%	Maggiano's	%
External Reporting Data:
Company Sales	$2,392,923		$373,695
Cost of Sales	[*]	[*]	[*]	[*]
Restaurant Labor	[*]	[*]	[*]	[*]
Restaurant Expenses	[*]	[*]	[*]	[*]
Total Operating Expenses	[*]	[*]	[*]	[*]

Gross Margin	[*]	[*]	[*]	[*]
Operating Margin	[*]	[*]	[*]	[*]
Profit before Taxes	[*]	[*]	[*]	[*]

Manager's Operating Statement Data:
Manager's Operating Profit	[*]	[*]	[*]	[*]
Income from Operations	[*]	[*]	[*]	[*]
Net Contribution	[*]	[*]	[*]	[*]

Confidential Treatment Requested by Brinker International, Inc.
BI-002-2016-05-27

May 26, 2016
Ms. Melissa Raminpour

2) Provide us with your historical advertising contributions from Chili's franchisees.

Response:
We incur advertising expenditures on television, radio and print advertising to support our company-owned and franchised Chili's restaurants in the United States. Our domestic Chili's franchise agreements require franchise partners to contribute to the national advertising fund based on a percentage of revenue. Our business practice is to maintain an equivalent advertising contribution percentage for franchised and company-owned restaurants. Generally, our franchise agreements stipulate that the required advertising contribution will not exceed [*] percent. The objective of this practice is to ensure that franchise and company-owned restaurants contribute a proportionate share to the overall brand advertising expenses. These contributions offset a portion of our advertising expenses included in restaurant expenses in the consolidated statement of comprehensive income. The following table presents our historical franchisee advertising contributions for the most recent four fiscal years. International franchise restaurants do not contribute to the domestic advertising fund. The significant decline in the advertising contribution in fiscal 2016 is primarily due to the acquisition of 103 Chili’s restaurants from a franchisee on the first day of the fiscal year.

	Franchise Advertising Contribution (in thousands)	Franchise Advertising Contribution Percentage
Projected Fiscal Year Ended June 29, 2016	[*]	[*]
Fiscal Year Ended June 24, 2015	[*]	[*]
Fiscal Year Ended June 25, 2014	[*]	[*]
Fiscal Year Ended June 26, 2013	[*]	[*]

3) Please provide an analysis of how the Chili's franchise business was considered in establishing your operating segments under ASC 280.

Response:
As of March 23, 2016, Chili's franchise operations consisted of 325 restaurants operated by Chili's franchisees in the United States and 325 restaurants operated by Chili's franchisees in 30 countries outside of the United States and two U.S. territories. Revenue related to the franchised restaurants consists of royalty revenues, franchise fees and development fees and is included in Franchise and other revenues in the consolidated statement of comprehensive income. As stated above, we receive advertising contributions from our domestic franchisees to reimburse us for a proportionate share of advertising expenses incurred on behalf of the franchisees. The significant decline in the royalty revenue in fiscal 2016 is primarily due to the acquisition of 103 Chili’s restaurants from a franchisee on the first day of the fiscal year.

Confidential Treatment Requested by Brinker International, Inc.
BI-003-2016-05-27

May 26, 2016
Ms. Melissa Raminpour

(in thousands)
	Projected 2016	2015	2014	2013
Domestic Franchise Revenues:
Royalty Revenues	[*]	[*]	[*]	[*]
Franchise and Development Fees	[*]	[*]	[*]	[*]
Total Domestic Franchise Revenues	[*]	[*]	[*]	[*]

International Franchise Revenues:
Royalty Revenues	[*]	[*]	[*]	[*]
Franchise and Development Fees	[*]	[*]	[*]	[*]
Total International Franchise Revenues	[*]	[*]	[*]	[*]

In addition, we wish to provide a summary of our management structure to clarify the responsibilities of our management team members and our rationale for concluding that the Chili's franchise business is not an operating segment.

Management Structure

Our CODM is the CEO of Brinker International, Inc. and President of Chili’s Grill and Bar. The CEO has the responsibility for evaluating operating results, assessing performance and allocating company resources. The CEO is also the segment manager for the Chili’s brand. The direct responsibility for the franchise related revenue resides with two vice presidents who manage the domestic and international franchise relationships individually. These vice presidents report directly to the COO of the Chili’s brand, a direct report of the CEO. The vice president responsible for the domestic franchise business also has direct supervision responsibility for the operations of 163 company-owned Chili’s restaurants. The primary role of the vice presidents pertaining to the franchise revenue stream is maintaining our business relationships with the existing franchisees and developing new franchise opportunities. Their responsibilities also include maintaining an understanding of the sales and operating performance of the franchised restaurants based on available information. The information made available consists of sales data, customer feedback, food safety and facilities scoring metrics, and is consistent with information reviewed for company-owned restaurants. This structure is consistent and no significant changes have been executed in recent years. Both vice presidents are included in the Chili's performance-based compensation plan.

Resource Allocation

The franchise related revenues reported in the Franchise and Other Revenues caption of the statement of comprehensive income consists primarily of royalties and is considered a component of the Chili’s segment. The brand level operating statements reviewed by the CEO for purposes of assessing performance and resource allocation also contains a section for Franchise and Other revenues which includes all franchise related revenue and general and administrative costs. The sales performance of domestic and international franchise restaurants are reviewed for purposes of understanding overall brand level performance and system-wide marketing effectiveness. The CEO views the franchise business as a Chili’s revenue stream supported by shared employee resources associated with the Chili’s brand and the Restaurant Support Center. The franchise related revenue stream is not considered in isolation for purposes of resource allocation. The resource allocation objective is to increase revenues and profit on a consolidated basis. Strategic projects are prioritized based on the projected impact on these results and not necessarily linked to the franchise revenues or company-owned restaurant operations.

Confidential Treatment Requested by Brinker International, Inc.
BI-004-2016-05-27

May 26, 2016
Ms. Melissa Raminpour

Conclusion

The objective of our approach to the identification of our operating segments is to allow the users of our financial information to see the company’s business based upon the way management reviews performance and makes decisions. Based on the current Chili's management structure and the current process for reviewing the Chili's system-wide results by the CODM, we have concluded that the franchise related revenue stream does not qualify as an operating segment.

If you have any additional questions, feel free to contact me at 972-770-9391.

Sincerely,

/s/ Thomas J. Edwards, Jr.
Thomas J. Edwards, Jr.
Executive Vice President and
Chief Financial Officer

Confidential Treatment Requested by Brinker International, Inc.
BI-005-2016-05-27